Alex Guertin Senior Vice-President, Finance	Sun Life Financial Inc. 150 King Street West Suite 500 Toronto, Ontario M5H 1J9 Tel: (416) 979-6121 Alex.Guertin@sunlife.com

April 29, 2016

United States Securities and Exchange Commission

450 Fifth Street West, N.W.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg

Senior Assistant Chief Accountant

Dear Mr. Rosenberg:

Re:	Sun Life Financial Inc.

Form 40-F for Fiscal Year Ended December 31, 2015

Filed February 11, 2016

File No. 001-15014

We have received your letter addressed to Melissa J. Kennedy, Executive Vice-President, Chief Legal Officer & Public Affairs of Sun Life Financial Inc. (the “Company”) dated April 1, 2016 setting out comments of the staff (the “Staff Comments”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Form 40-F for the year ended December 31, 2015. The Company’s responses to your comments are set out below. For convenience, we have included the Staff Comments, in italics, followed by our responses.

In this letter, “2015 Annual Financial Statements” refers to the Company’s annual consolidated financial statements for the year ended December 31, 2015 and “2015 Annual MD&A” refers to the Company’s annual management’s discussion and analysis for the year ended December 31, 2015, which were included as Exhibits 1 and 2, respectively, in the Company’s annual report on Form 40-F for the year ended December 31, 2015. “Notes”, refer to Notes to the Company’s 2015 Annual Financial Statements and page numbers refer to page numbers in our 2015 Annual MD&A and 2015 Annual Financial Statements, as appropriate.

Exhibit 2 – Consolidated Statements of Operations, page 91

1.	Please reconcile for us the “increase (decrease) in insurance contract liabilities” for 2015 and 2014 to the corresponding amounts shown in the tables in Note 11.A.iv. Explain each of the reconciling items and tell us where they are reported in your consolidated statements of operations.

Sun Life Financial Response

The 2015 and 2014 balances for “Increase (decrease) in insurance contract liabilities” in the Company’s Consolidated Statements of Operations (on page 91) are $1,261 million and $8,920 million, respectively. These amounts are the same as shown in the table in Note 11.A.iv (on page 139), which is reproduced below for convenience. The increase in insurance contract liabilities is comprised of “Change in balances on in-force policies” (which is discussed below), “Balances arising from new policies” and “Method and assumption changes” (which is discussed in Note 11.A.v).

11.A.iv Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

For the years ended December 31,	2015			2014
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, before Other policy liabilities and assets as at January 1,	$95,243	$3,671	$91,572	$83,426	$3,414	$80,012
Change in balances on in-force policies	(2,142)	244	(2,386)	6,909	(305)	7,214
Balances arising from new policies	3,106	275	2,831	2,085	87	1,998
Method and assumption changes	297	(14)	311	(74)	205	(279)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	1,261	505	756	8,920	(13)	8,933
Foreign exchange rate movements	7,226	636	6,590	2,897	270	2,627
Balances before Other policy liabilities and assets	103,730	4,812	98,918	95,243	3,671	91,572
Other policy liabilities and assets	6,497	574	5,923	5,985	371	5,614
Total Insurance contract liabilities and Reinsurance assets, December 31	$110,227	$5,386	$104,841	$101,228	$4,042	$97,186

●	Explain for us what the caption in Note 11.A.iv, change in balances on in-force policies, represents and how these amounts are determined.

Sun Life Financial Response

The amounts in the line “Change in balances on in-force policies” in the table in Note 11.A.iv are determined as the total income impact of the change in liabilities less the impact of liabilities arising from new policies and the impact of method and assumption changes, both of which are shown separately in Note 11.A.iv as noted above.

The main components of “Change in balances on in-force policies” are: (i) the impact of changes in the fair value of FVTPL assets supporting insurance contract liabilities (as noted on page 21 in the Company’s 2015 Annual MD&A under the heading “Changes in Liabilities and Shareholders’ Equity”); and (ii) the impact of normal movements of the in-force business, which includes a number of items such as deaths, surrenders and the release of margins. Note that the valuation is done on an aggregate basis at the business unit level without identifying the impact of the normal movement items individually.

●	Provide us a breakdown of the $2.1 billion decrease in 2015 and the $6.9 billion increase in 2014, shown in Note 11.A.iv, which is attributed primarily to “a decrease in the fair value of assets supporting insurance contract liabilities” on page 24. Include in this analysis the change in fair value of assets supporting your insurance contract liabilities, as well as other factors, such as the impact of interest credited and method and assumption changes.

Sun Life Financial Response

The impact of the change in fair value of FVTPL assets and related foreign currency changes is shown in Note 5.C (on page 115) as $(1,961) million in 2015 and $6,172 million in 2014. Most of these amounts (over 95%, or approximately $(1.9) billion in 2015 and $6.1 billion in 2014) are from FVTPL assets supporting insurance contract liabilities, and make up a large portion of the $(2,142) million and $6,909 million “Change in balances on in-force policies” shown in Note 11.A.iv.

●	Explain for us the year-to-year fluctuations shown in these breakdowns.

Sun Life Financial Response

The main source of year-to-year fluctuations in “Change in balances on in-force policies” is the impact of the change in fair value of FVTPL assets supporting insurance contract liabilities, which is driven largely by market related factors such as interest rates, credit spreads and equity returns.

The link between the fair value of FVTPL assets and the insurance contract liabilities they support is described in the first paragraph of page 22 in our 2015 Annual MD&A. To provide further information on the drivers of changes in the fair value of FVTPL assets, we will consider enhancing our disclosure in future. For example, we would have amended the following paragraph in our 2015 Annual MD&A (on page 22) to read as follows:

“Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets and foreign currency changes on assets and liabilities, which may in turn affect the comparability of revenue from period to period. The change in fair value of FVTPL assets is driven largely by market related factors such as interest rates, credit spreads and equity returns. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities.”

●	Reconcile for us the change in fair value of assets supporting your insurance contract liabilities to the “change in fair value through profit or loss assets and liabilities,” disclosed in Note 5.C.

Sun Life Financial Response

As noted above, the change in fair value of FVTPL assets supporting insurance contract liabilities was approximately $(1.9) billion in 2015 and $6.1 billion in 2014. This is a large portion (over 95%) of the $(1,961) million and $6,172 million “change in fair value through profit or loss assets and liabilities” disclosed in Note 5.C. The remaining portion relates mainly to the change in fair value of FVTPL assets in the surplus segment (mainly derivatives and investment properties), which would have no impact on the insurance contract liabilities.

●	In Note 11.D, show us those assets recorded at FVTPL that support each product line.

Sun Life Financial Response

The table below shows the amount of assets recorded at FVTPL that support each product line.

C$ millions
As at December 31,	2015			2014
	FVTPL	All Other	Total	FVTPL	All Other	Total

Individual participating life	26,748	11,658	38,406	25,530	10,705	36,235
Individual non-participating life	20,791	17,781	38,572	17,785	16,311	34,096
Group life	699	3,037	3,736	750	2,620	3,370
Individual annuities	12,422	7,410	19,832	11,821	7,282	19,103
Group annuities	5,220	6,274	11,494	4,648	5,239	9,887
Health insurance	3,634	9,262	12,896	4,642	7,777	12,419
Equity and other	1,914	28,563	30,477	1,602	22,707	24,309
Total assets	71,428	83,985	155,413	66,778	72,641	139,419

Of the $155,413 million total assets shown in Note 11.D (on page 142) for 2015, $71,428 million were recorded at FVTPL, including most debt and equity securities supporting product lines and all investment properties, whether supporting product lines or in surplus. Most (over 95%, or approximately $69 billion) of the $71,428 million of FVTPL assets support the $103,730 million (shown in Note 11.A.iv) insurance contract liabilities.

Notes to the Consolidated Financial Statements

1. Significant Accounting Policies

Insurance Contracts for Account of Segregated Fund Holders, page 103

2.	You state that changes in the fair value of invested assets of the segregated funds are recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in the Consolidated Statements of Operations. However, on page 84, you state that investments for accounts of segregated fund holders are recorded at fair value with changes in fair value recorded in income. Please explain for us this apparent inconsistency.

Sun Life Financial Response

Changes in the fair value of the invested assets in the Company’s segregated funds represent income for the account of the segregated fund holders and are recorded as net realized and unrealized gains (losses). Those amounts are shown in Note 23.B (on page 158) which is reproduced below for convenience. As noted under the heading “Insurance Contracts for Account of Segregated Fund Holders” in Note 1 (on page 103), the income of the segregated fund holders is not recorded as income of the Company in its Consolidated Statements of Operations.

23.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the years ended December 31,	2015	2014	2015	2014
Balance as at January 1	$76,736	$69,088	$7,202	$7,053
Additions to segregated funds:
Deposits	11,926	9,120	121	129
Net transfer (to) from general funds	(43)	(30)	–	–
Net realized and unrealized gains (losses)	(827)	4,081	37	130
Other investment income	3,911	3,330	201	195
Total additions	$14,967	$16,501	$359	$454
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	8,477	8,437	673	459
Management fees	801	738	79	85
Taxes and other expenses	171	149	10	11
Foreign exchange rate movements	(1,416)	(471)	(971)	(250)
Total deductions	$8,033	$8,853	$(209)	$305
Net additions (deductions)	$6,934	$7,648	$568	$149
Balance as at December 31	$83,670	$76,736	$7,770	$7,202

The description of the Company’s accounting policy for investments in accounts for segregated fund holders, on page 84 in the Company’s 2015 Annual MD&A under the heading “Fair Value of Financial Assets and Liabilities”, refers only to the invested assets held in the segregated funds and does not reflect the obligations to pass along investment returns to policyholders which is offset against this income. This approach was taken since the critical aspect of the accounting policy for segregated funds in the view of management is the valuation of the invested assets held by the funds. However, for completeness and to avoid confusion, in future we will align the disclosure in the Company’s Annual MD&A with the disclosure in Note 1. For example, we would have amended the following paragraph in our 2015 Annual MD&A (on page 84) to read as follows:

“Investments for accounts of segregated fund holders are recorded at fair value with changes in fair value recorded in ~~income~~ net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations. The fair value of investments for accounts of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.”

5.C Fair Value and Foreign Currency Changes on Assets and Liabilities, page 115

3.	The change in fair value through profit and loss was a $3.4 billion decrease in 2015, as compared to a $5.4 billion increase for 2014. On page 22, you attribute this change only to “a decrease in the fair value of FVTPL assets compared to net gains in the prior year.” Please describe and quantify for us the key factors underlying these changes for each period presented, including the impact of your hedging activities.

Sun Life Financial Response

Note 5.C (on page 115) discloses the income impact of changes in the fair value of FVTPL assets by asset type. The key factor underlying the change in fair value of Debt securities is changes in interest rates and credit spreads, and the key factor underlying the change in fair value of Equity securities is changes in equity markets. The impact of hedging activities is included in the change in fair value of Derivative investments. In 2015, hedging of foreign currency risk (as discussed on page 65 under the heading Foreign Currency Risk in our 2015 Annual MD&A) was the largest portion of this amount, and largely offset the “Foreign exchange gains (losses)” amount in Note 5.C. The remainder was largely related to hedging of interest rate risk.

Also, explain your basis for this assertion, given the information in Note 5.A, which appears to indicate that the fair value of FVTPL assets increased in 2015.

Sun Life Financial Response

Note 5.A (on page 109) shows the fair value of financial assets by asset type at the end of 2015 and 2014. The year-over-year change in fair value of FVTPL assets is comprised of: (i) the income impact of changes in the fair value of FVTPL assets as shown in Note 5.C (on page 115); (ii) the impact of foreign exchange rate movements (resulting from translations of foreign operations to the presentation currency as discussed in Note 1 under the heading “Translations to the Presentation Currency” (on page 98)); and (iii) transactional activities such as purchases, sales, and maturities. In 2015, the impact of foreign exchange rate movements from translation to presentation currency was significant (due to the weakening of the Canadian dollar), and more than offset the impact of changes in the fair value of FVTPL assets disclosed in Note 5.C.

As noted on page 21 in the Company’s Annual MD&A under the heading “Assets Under Management”, the total impact in 2015 of foreign exchange rate movements from translation to presentation currency was $10.8 billion on $155.4 billion of total assets. Of this, $7,226 million (shown in Note 11.A.iv) related to the $103,730 million (shown in Note 11.A.iv) of assets supporting insurance contract liabilities.

Reports of Independent Registered Public Accounting Firm, pages 166 and 167

4.	Please tell us why the audit reports issued by Deloitte LLP do not include the city and state where issued, or applicable equivalent, as required by Rule 2-02(a) of Regulation S-X. In your April 20, 2015 response to our April 9, 2015 letter, you confirmed that future filings would include this information.

Sun Life Financial Response

We note that this required information was included in Deloitte LLP’s consent filed as Exhibit 4 to the Company’s Form 40-F for the year ended December 31, 2015 and confirm that future filed copies of the audit reports in the Company’s Form 40-F will also include city and country where the audit reports were issued. The city and country were included in the letterhead of the manually signed versions of the audit reports issued by Deloitte LLP, however the electronic versions of the audit reports filed with our Form 40-F did not include the letterhead with the requisite information. Copies of the manually signed reports are attached.

*********

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our responses in this letter, please contact the writer at (416) 979-6121.

Yours very truly,

/s/ “Alex Guertin”
Alex Guertin Senior Vice-President, Finance

AG:

cc:	Melissa J. Kennedy, Executive Vice-President, Chief Legal Officer & Public Affairs

Colm J. Freyne, Executive Vice-President and Chief Financial Officer

William A. Cunningham, Deloitte LLP

Deloitte LLP
Bay Adelaide East
22 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the accompanying consolidated financial statements of Sun Life Financial Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, and the consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries as at December 31, 2015 and December 31, 2014 and their financial performance and their cash flows for each of the years in the two-year period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants

Licensed Public Accountants

February 10, 2016

Deloitte LLP
Bay Adelaide East
22 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s Financial Reporting Responsibilities report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 10, 2016 expressed an unqualified opinion on those financial statements.

Chartered Professional Accountants

Licensed Public Accountants

February 10, 2016